Exhibit 4.72

Execution Version

Notice of Assignment in relation to Talisman

To:	Talisman Energy (UK) Limited
Talisman House
163 Holburn Street
Aberdeen
Scotland
(Attn: Vice President/Company Secretary)

m.v. “BLEO HOLM”

We refer to the bareboat charter dated 30 November 2005 between us, Bluewater (Floating Production) Limited (the “Assignor”), and you, Talisman Energy (UK) Limited (acting in your capacity as Ross Field Operator and on behalf of the Co-venturers) (as amended from time to time prior to the date hereof or, with the consent of the Assignee (as defined below), after the date hereof) in respect of the floating production, storage and off-loading vessel Bleo Holm (collectively referred to herein as the “Contract”).

We hereby give you notice:

1                                that, by a General Assignment (the “Assignment”) dated 29 June 2006 made between (inter alios) us and ING Bank N.V. (in its capacity as security trustee) (the “Assignee”), we have assigned to the Assignee all of our rights, title, interest, and benefit (present and future, actual and contingent) in, to, under and pursuant to (inter alia) the Contract including (but without prejudice to the generality of the foregoing) our rights to receive certain monies and make certain claims for damages under and pursuant to the Contract;

2                                that, unless and until you receive notification from the Assignee or ING Bank N.V., you are irrevocably authorised and instructed to pay all amounts payable to us under and pursuant to the Contract to account name “BFP Assigned Account”, account number 02.00.22.158, with ING Bank N.V., acting through its Amsterdam head office, or to such other account as ING Bank N.V., acting for these purposes as the agent of the Assignee, may from time to time direct; and

3                                that each amount paid by you in accordance with paragraph 2 above shall discharge, by a corresponding amount, your payment obligations under the Contract.

Please acknowledge receipt of this notice by signing the acknowledgement endorsed on the enclosed duplicate of this notice and returning that duplicate direct to the Assignee at the address shown, with a copy to us.

For and on behalf of
Bluewater (Floating Production) Limited
by its duly authorised attorney-in-fact

/s/ [ILLEGIBLE]

Dated 29 June 2006.

Confirmed and agreed.
ING Bank N.V.
by its duly authorised attorney-in-fact

/s/ [ILLEGIBLE]

Dated 29 June 2006.

Acknowledgement of Assignment - Talisman Contract

To:	ING Bank N.V.
Copy:	Bluewater (Floating Production) Limited

We acknowledge receipt of the notice set out above and consent to the reassignment and assignment referred to therein. For the avoidance of doubt, this acknowledgement shall not be interpreted as affecting in any manner our rights pursuant to the quiet use and enjoyment letter dated 12 July 2006 between ING Bank N.V., as agent for the lenders, various Bluewater companies, Talisman Energy Inc. and Talisman Energy (UK) Limited.

For and on behalf of
Talisman Energy (UK) Limited
by its duly authorised officer

/s/ [ILLEGIBLE]

Dated 13th July 2006.